

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 31, 2008

Via U.S. Mail and Fax

Mr. Kinwai Cheung, Chief Financial Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

      RE: Home System Group
               Form 10-K for the year ended December 31, 2007
               Filed on April 7, 2008
               Form 10-Q for the period ended March 31, 2008
               Filed on May 15, 2008
               File no. 0-49770

Dear Mr. Cheung:

      We have completed our review of the above filings, and do not, at this time, have any
further comments.

                                   Sincerely,

                                   Larry Spirgel
                                   Assistant Director